UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 30 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of ASLAN Pharmaceuticals and Bukwang Pharmaceutical establishing a joint venture, JAGUAHR Therapeutics, to develop novel immuno-oncology therapies

On September 30, 2019, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing its joint venture with Bukwang Pharmaceutical, a leading R&D focused Korean pharmaceutical company to form JAGUAHR Therapeutics, to develop preclinical aryl hydrocarbon receptor (AhR) antagonists from ASLAN’s early stage pipeline. The independent company, JAGUAHR Therapeutics, will focus on developing new immuno-oncology therapeutics for global markets targeting the AhR pathway and will be based in Singapore.

Under the terms of the agreement, ASLAN will transfer the global rights to all of the assets related to AhR technology, originally discovered and developed by ASLAN and its collaborator Dr Mark Graham, into JAGUAHR. Bukwang will invest US$5 million in JAGUAHR in two tranches to fund the development of the assets, identify a lead development compound and file an Investigational New Drug (“IND”) application. ASLAN retains the rights to buy back the assets until the IND is filed.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated September 30, 2019 regarding ASLAN and Bukwang co-owning JAGUAHR Therapeutics to develop novel pre-clinical AhR antagonists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: September 30, 2019